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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

     2.   Name of fund: LEADER MUTUAL FUNDS

     3.   Securities and Exchange Commission File No: 811-8494

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]  Initial Application               [ ]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
                  3435 STELZER ROAD
                  COLUMBUS, OH 43219

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                  CHARLES J. DALY, ESQ.
                  BISYS FUND SERVICES
                  100 SUMMER STREET, SUITE 1500
                  BOSTON, MASSACHUSETTS 02129
                  (617) 824-1229


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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

          MORGAN ASSET MANAGEMENT, INC.
          417 NORTH 20TH STREET
          BIRMINGHAM, ALABAMA 35203

          UNION PLANTERS INVESTMENT ADVISORS, INC.
          ONE SOUTH CHURCH STREET, SUITE 500
          BELLEVILLE, ILLINOIS 62220

          BISYS FUND SERVICES OHIO, INC.
          3435 STELZER ROAD
          COLUMBUS, OH  43219
          (614) 470-8000

          NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]  Open-end         [ ]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): MASSACHUSETTS

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Investment Manager (current)
          ----------------------------
          MORGAN ASSET MANAGEMENT, INC.
          417 NORTH 20TH STREET
          BIRMINGHAM, ALABAMA 35203

          Investment Manager (former)
          ---------------------------
          UNION PLANTERS INVESTMENT ADVISORS, INC.
          ONE SOUTH CHURCH STREET, SUITE 500
          BELLEVILLE, ILLINOIS 62220


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     12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Distributor
          -----------
          BISYS FUND SERVICES LIMITED PARTNERSHIP
          3435 STELZER ROAD
          COLUMBUS, OHIO 43219

     13.  If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]  Yes             [X]  No

          If Yes, for each UIT state:

                Name(s):

                File No.:  811-____

                Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]  Yes                [ ]  No

               If Yes, state the date on which the board vote took place:
               DECEMBER 3, 2004

               If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]   Yes                [ ]   No

               If Yes, state the date on which the shareholder vote took place:

               FEBRUARY 4, 2005

               If No, explain:



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II. DISTRIBUTION TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes            [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions:

               FEBRUARY 18, 2005

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes         [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes         [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [ ]  Yes          [ ]  No

               If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:
          Has the fund issued senior securities?

          [ ]  Yes         [ ]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes         [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:




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     19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes            [ X ]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes         [ X ]  No

          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes         [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes              [X]  No

          If Yes,
          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)   Legal expenses:  $243,828

               (ii)  Accounting expenses:  $19,500

               (iii) Other expenses (list and identify separately):
                     $77,000 (TAIL INSURANCE)

               (iv)  Total expenses (sum of lines (i)-(iii) above):
                     $340,328

          (b) How were those expenses allocated? THE LEGAL AND ACCOUNTING EXEPENSES WERE ALLOCATED 100% TO MORGAN ASSET MANAGEMENT, INC. THE TAIL INSURANCE EXPENSES WAS ALLOCATED PRO RATA AMONG THE SERIES OF THE TRUST.

          (B)  Who paid the expenses?

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               A.   LEGAL AND ACCOUNTING: MORGAN ASSET MANAGEMENT, INC.

               B.   TAIL INSURANCE: THE TRUST (PRO RATA AMONG THE SERIES)

          (d)  How did the fund pay for unamortized expenses (if any)? NONE

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes            [ X ]  No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes         [X]  No

          If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes            [X]  No

          If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26. (a) State the name of the fund surviving the Merger: Regions Morgan Keegan Select Funds; Morgan Keegan Select Fund, Inc.

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               Regions Morgan Keegan Select Funds: 811-06511

               Morgan Keegan Select Fund, Inc.: 811-09079

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               Regions Morgan Keegan Select Funds: Filed as an exhibit to the proxy statement/prospectus for file number 333-121018, filed on form N-14A on January 12, 2005 (accession number
               0000898432-04-001067)

               Morgan Keegan Select Fund, Inc.: Filed as an exhibit to the proxy statement prospectus for file number 333-121019, filed on form N-14A on December 30, 2005 (accession number
               0000898432-04-001068)

          (d) If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the LEADER Mutual Funds, (ii) he is the Secretary of LEADER Mutual Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                            By: /s/ Charles J. Daly
                                                --------------------------
                                                Charles J. Daly, Esq.
                                                Secretary





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